[Letterhead of Sutherland Asbill & Brennan LLP]

January 31, 2008

VIA EDGAR

Mary A. Cole, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Registration Statement on Form N-2 filed December 7, 2007
Registration Statement on Form N-2 filed January 18, 2008
File Nos. 333-147937 and 333-148734

Dear Ms. Cole:

On behalf of Solar Capital Ltd. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated January 10, 2008 with respect to the Company’s registration statement on Form N-2 (File No. 333-147937), filed with the Commission on December 7, 2007 (the “Resale Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

As previously discussed with the Staff, references to revised disclosure refer to revisions made in response to the Staff’s comments that have been included in the Company’s registration statement on Form N-2 (File No. 333-148734), filed with the Commission on January 18, 2008 (the “IPO Registration Statement”).

For the avoidance of confusion, references to the Company shall also include Solar Capital LLC, unless the context suggests otherwise.

1.	Cover—The first paragraph states that the Company will invest primarily in leveraged companies, including middle-market companies. Please disclose the other types of companies in which the Company may invest.

The Company respectfully refers the Staff to the disclosure set forth in the first paragraph under “Summary–Solar Capital” in the IPO Registration Statement, which indicates that the Company may invest, from time to time, in public companies that are thinly traded.

Mary A. Cole, Esq.

January 31, 2008

2.	Cover—Expand the disclaimer relating to shares of closed-end companies selling at a discount to include all the disclosure required by Item 1.1.i of Form N-2.

The Company advises the Staff on a supplemental basis that it believes it has included each of the disclosure items required by Item 1.1.i of Form N-2 on the cover page of the prospectus included in the IPO Registration Statement. Specifically, the Company respectfully refers the Staff to the disclosure set forth in the third paragraph contained on the cover page of the prospectus included in the IPO Registration Statement, which indicates that the Company’s shares have no history of public trading. The Company further refers the Staff to the disclosure set forth in the fifth paragraph contained on the cover page of the prospectus included in the IPO Registration Statement, which refers to the tendency for closed-end funds to trade at a discount to net asset value, as well as the increased risk of loss associated with an investment in the Company’s shares.

3.	Cover—Where is the table required by Item 1.1.g. of Form N-2?

The Company has included the table required by Item 1.1.g of Form N-2 on the cover page of the prospectus included in the IPO Registration Statement. In addition, the Company advises the Staff on a supplemental basis that it will include the table required by Item 1.1.g of Form N-2 in each prospectus supplement relating to an offering of shares pursuant to the Resale Registration Statement to indicate the terms specific to that offering. The Company believes this is consistent with the approach generally taken with respect to other shelf registration statements filed by business development companies and closed-end funds on Form N-2.

4.	In your response letter, explain why it is appropriate to utilize a Rule 415 shelf offering on behalf of existing shareholders. Does not a shelf offering need to be an offering from the issuer?

The Company advises the Staff on a supplemental basis that it is relying upon Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”), which permits the use of a shelf registration statement for securities to be “offered or sold solely by or on behalf of a person or persons other than the registrant.”

5.	Summary—Please compress the disclosure relating to the history of the relationships among Solar Capital LLC, Solar Capital Ltd., Solar Capital Partners, LLC and Solar Capital Management to assume that the merger has occurred. Also simplify the chronology elsewhere in the prospectus where these relationships are discussed.

Mary A. Cole, Esq.

January 31, 2008

The Company has revised the disclosure contained in the IPO Registration Statement in response to the Staff’s comment. The Company will also make conforming changes to the Resale Registration Statement in response to the Staff’s comment.

6.	Over-allotment option—How is the disclosure about the over-allotment option appropriate since the Company is not the one offering shares?

The Company will delete the reference to an over-allotment option from the prospectus summary portion of the prospectus included in the Resale Registration Statement.

7.	Sale by selling shareholders—Please provide a letter explaining the following:

a)	Since the Company will pay expenses associated with the offering but will receive no proceeds of the offering, tell us the factors the board considered to determine that this offering and any subsequent offerings on behalf of selling shareholders are in the best interest of the Company. Specifically, how is it in the best interest of the Company to assume the legal liabilities associated with making a public offering when no economic benefit accrues to the Company? At the time the board considered making the offering, did the board consist of a majority of non-interested directors?

b)	Shares of the Company will be issued to the selling shareholders in exchange for units of Solar Capital LLC, which were issued to those shareholders at a price of $15 per unit in a private placement. Were those units paid for in cash or securities and, if securities how were those securities valued? How was the price of $15 per unit established? Analyze whether any issues delineated in the Big Apple No-Action Letter are implicated in the issuance of shares to the selling shareholders.

c)	If the selling shareholders transferred securities to Solar Capital LLC, analyze whether such transfer made the selling shareholders underwriters of those portfolio securities.

d)	Analyze whether any prohibited affiliated transactions will occur after the Company files a Form N-54A electing BDC status under the 1940 Act, especially with respect to the Company paying certain offering costs and the selling shareholders paying others.

e)	Provide copies of the registration rights agreements between the Company and the selling shareholders and a copy of the private placement memorandum of Solar Capital LLC.

f)	If known, provide cites to any other BDCs that, like the Company, were entirely seeded by insiders, with subsequent sales to the public.

Mary A. Cole, Esq.

January 31, 2008

The Company advises the Staff on a supplemental basis that the registration rights agreement pursuant to which the Company’s shares are being registered for resale was entered into in connection with Solar Capital LLC’s initial private placement. The managing member of Solar Capital LLC approved the entry into the registration rights agreement primarily as a result of the economic benefit Solar Capital LLC would receive from the proceeds of its initial private placement of securities.

Units of Solar Capital LLC were issued for cash in connection with its initial private placement at a purchase price of $15 per unit. As disclosed in both the IPO Registration Statement and the Resale Registration Statement, Solar Capital LLC also issued units to certain entities affiliated with Magnetar Financial LLC (the “Magnetar Entities”) in exchange for both cash and securities held by those entities, again at a purchase price of $15 per unit. The purchase price of the securities transferred to Solar Capital LLC was equal to the fair value of such securities as of March 6, 2007, as determined in good faith by the board of directors of Solar Capital LLC, including each of the directors who would have been considered “disinterested” had Solar Capital LLC been subject to the Investment Company Act of 1940, as amended (the “Investment Company Act”) at that time. The determination of fair value of such securities by the board of directors was undertaken in conformity with the valuation process described in the IPO Registration Statement.

The $15 per unit offering price was established based upon the prevailing public offering price for shares issued by newly-formed business development companies in connection with their initial public offerings, as well as market expectations of the non-affiliated investors purchasing units in Solar Capital LLC’s initial private placement. The foregoing analysis was undertaken in part to avoid any “cheap stock” concerns, as cited in Big Apple Capital Corp. (pub. avail. April 6, 1983), should Solar Capital LLC determine to make a public offering as a BDC.

The Company does not believe that the transfer of portfolio securities by certain of the Magnetar Entities caused such Magnetar Entities to become “underwriters” of the transferred portfolio securities. The Magnetar Entities did not purchase the transferred portfolio securities “with a view towards distribution” and, absent the sale to the Company, would have continued to hold such portfolio securities for investment purposes. In addition, the Company believes that the transfer of the portfolio securities represents a valid private placement under Section 4(2) of the Securities Act, and Rule 506 thereunder.

The Company further advises the Staff on a supplemental basis that it does not believe any prohibited affiliated transactions will occur under Section 57 of the Investment Company Act subsequent to the filing of its election to be regulated as a business development company on Form N-54A. Specifically, the Company expects to complete its merger with Solar Capital LLC prior to filing its Form N-54A. In addition, any payment of offering expenses will occur only pursuant to previously executed registration rights agreements, and then only in accordance with the terms set forth

Mary A. Cole, Esq.

January 31, 2008

therein. The Company will not be a party to any further agreements relating to the resale of the Company’s shares pursuant to the Resale Registration Statement, including any underwriting or distribution agreements entered into by the selling shareholders thereunder.

Pursuant to the Staff’s request, the Company has included each of the registration rights agreements to which Solar Capital LLC is a party as an exhibit to the IPO Registration Statement. The Company also respectfully refers the Staff to the following examples of resale registration statements previously filed by other business development companies that were initially seeded by means of a private placement to a limited number of large institutional investors:

Company	Initial Filing Date	SEC File No.
Hercules Technology Growth Capital, Inc.	July 14, 2005	333-126604
MCG Capital Corporation	March 3, 2004	333-113236
MCG Capital Corporation	December 17, 2004	333-121358

8.	The statement above the Table of Contents should include a statement that the prospectus and any prospectus supplement will be amended to reflect material changes.

The Company has revised the disclosure contained in the IPO Registration Statement in response to the Staff’s comment. The Company will also make conforming changes to the Resale Registration Statement in response to the Staff’s comment.

9.	Summary—Disclose the percentage of Company assets that may be invested in foreign countries.

The Company advises the Staff on a supplemental basis that it does not currently place a limit on the percentage of its portfolio that may constitute foreign investments, other than the general limitation on non-qualified investments set forth in Section 55(a) under the Investment Company Act. The Company confirms that it intends to comply with the 70% test set forth in Section 55(a), including with respect to the amount of its foreign investments.

10.	About Solar Capital Partners—The third paragraph of this section states that Apollo Investment Corporation invested $2.3 billion in over 65 companies; Apollo’s 8-K filed 2/28/06 says $1.7 billion and 57 companies. Which numbers are correct?

The Company advises the Staff on a supplemental basis that the above-referenced figures included in both the IPO Registration Statement and the Resale Registration Statement reflect the invested amounts during Mr. Gross’ tenure at Apollo Investment Corp. through his resignation as chairman of Apollo’s board of directors, effective July 31, 2006, approximately five months following the above-referenced Form 8-K.

Mary A. Cole, Esq.

January 31, 2008

11.	Market Opportunity—The first bullet point in this section provides information as of June 2007. Please update this information.

The Company has revised the disclosure contained in the “Summary” and “Business” sections of the IPO Registration Statement in response to the Staff’s comment. The Company will also make conforming changes to the Resale Registration Statement in response to the Staff’s comment.

12.	Emphasis on Achieving Strong Risk-Adjusted Returns—What is meant by “cross-correlation exposure”?

The Company has deleted the above-referenced disclosure from the IPO Registration Statement in response to the Staff’s comment. The Company will also make conforming changes to the Resale Registration Statement in response to the Staff’s comment.

13.	Relationship with Magnetar—Make sure that there is a definition for “Magnetar Entities.”

The Company confirms that a definition of the above-referenced term has been included in the fifth paragraph under the caption “Summary–Solar Capital” in the IPO Registration Statement. Similar disclosure also appears in the Resale Registration Statement.

14.	Relationship with Magnetar—The disclosure states that the Company will seek an exemptive order for co-investments with certain Magnetar Entities. Explain in your letter which co-investments you assume will not require exemptive relief.

The Company advises the Staff on a supplemental basis that the Company believes that it will not require exemptive relief to make co-investments with Section 57(b) affiliates to the extent those co-investments are consistent with the guidance provided in Massachusetts Mutual Life Insurance Company (pub. avail. June 7, 2000). In general, that letter states that no relief will be necessary for an Investment Company Act-regulated fund to co-invest with an affiliate where the only item negotiated is price. In addition, the Company may co-invest with affiliates where, based on the advice of counsel, it concludes that the “jointness” required for Section 57(a)(4) to be implicated is not present under the circumstances of the transaction. Given the fact that such a conclusion would necessarily be based on the totality of the facts and circumstances of a particular scenario, the Company cannot identify at this time whether such a scenario will in fact present itself and, if it does, what the material facts would be.

15.	Shares Eligible for Resale—Were any prohibited affiliated transactions involved

Mary A. Cole, Esq.

January 31, 2008

in the registration rights agreements? How does the initial private placement qualify as a private transaction when it was tied in with demand registration rights? It is stated that the selling shareholders “may be deemed” to be underwriters. Based on the registration rights afforded them under the registration rights agreements, are they not definitively underwriters of the Company’s shares?

The Company advises the Staff on a supplemental basis that each of the registration rights agreements to which it is a party were executed at the time of its initial private placement in March 2007, and prior to any determination regarding a possible initial public offering. The Company believes that it was not an “investment company” pursuant to Section 3(c)(7) of the Investment Company Act, and therefore not subject to the restrictions on affiliated transactions imposed under Sections 17 and 57 thereunder, at the time of the execution of its registration rights agreements. Specifically, each acquiror of the outstanding units of Solar Capital LLC was a “qualified purchaser,” as such term is defined under the Investment Company Act, at the time of such acquisition.

In addition, the Company does not believe that the selling shareholders should be named as “underwriters,” as such term is defined under Section 2(a)(11) under the Securities Act, in connection with the resale of its shares. Specifically, each investor in Solar Capital LLC was required to confirm that it was acquiring units in Solar Capital LLC for investment purposes, and not with a view towards distribution. In addition, the gap in time between the acquisition of securities and the first time such securities may be resold pursuant to the Resale Registration Statement will likely exceed one year, eliminating any suggestion that the selling stockholders may be engaged in a distribution on behalf of the Company. Specifically, many of the shares held by the selling shareholders would be eligible for resale under Rule 144 of the Securities Act, even in the absence of an effective Resale Registration Statement. Moreover, as described under the section entitled “Underwriting” included in the IPO Registration Statement, the initial investors in Solar Capital LLC (i.e., the selling shareholders listed in the Resale Registration Statement) have agreed that they will not, without the prior written consent of the underwriters in the Company’s initial public offering, dispose of or hedge any shares for a period of 120 days following the date of the final prospectus relating to the Company’s initial public offering. The Company does not believe that the existence of registration rights materially alters the analysis under Section 2(a)(11) in view of the foregoing circumstances.

16.	Fees and Expenses—Confirm that, irrespective of footnote 4, the amounts shown in the fee table reflect fees taken against “net” assets.

The Company confirms that the amounts shown in the “Fees and Expenses” table included in both the IPO Registration Statement and the Resale Registration Statement are based on the net assets of the Company.

Mary A. Cole, Esq.

January 31, 2008

17.	Fees and Expenses—Disclose the source of payment of the Company’s offering expenses.

The Company has revised the cover page of the prospectus included in the IPO Registration Statement to indicate that stockholders will indirectly bear the offering expenses associated with the Company’s initial public offering. In addition, the Company advises the Staff on a supplemental basis that it will include the offering expenses payable by the Company in the “Fees and Expenses” table in the prospectus supplement relating to any offering of securities pursuant to the Resale Registration Statement.

18.	Fees and Expenses—Footnote 1—Disclose who will pay the applicable sales load if the shares are sold to or through underwriters and, if it is the Company, explain in your letter why it is appropriate for the Company to pay the sales load for the selling shareholders.

The Company advises the Staff on a supplemental basis that the selling stockholders will pay any applicable sales load incurred in connection with offerings under the Resale Registration Statement.

19.	Fees and Expenses—Define “gross assets”; disclose how the Company will compute the average value of its gross assets.

The Company has revised the “Fees and Expenses” table in the IPO Registration Statement in response to the Staff’s comment. The Company will also make conforming changes to the Resale Registration Statement in response to the Staff’s comment.

20.	Incentive Fee—Disclose when the fee begins to be imposed. Will it be imposed on capital gains accumulated before the Company elected BDC status?

The Company has revised the “Fees and Expenses” table in the IPO Registration Statement in response to the Staff’s comment. The Company will also make conforming changes to the Resale Registration Statement in response to the Staff’s comment.

21.	Regulations Governing Our Operation as a BDC—This section states that the Company may be required to sell a portion of its investments if the value of its assets declines. In your letter, explain what this means.

The Company advises the Staff on a supplemental basis that it may be required to sell assets in order to meet the diversification test applicable to regulated investment companies (“RICs”) under the Internal Revenue Code in the event the value of its assets declines. The Company respectfully refers the Staff to the risk factor included in the IPO Registration Statement and the Resale Registration Statement entitled “We will become subject to corporate-level income tax if we are unable to qualify as a regulated investment company under Subchapter M of the Code,” which describes the potential impact of such sales of portfolio investments to maintain the Company’s RIC status.

Mary A. Cole, Esq.

January 31, 2008

22.	Our Relationship with Magnetar—This section states that an affiliate of Magnetar provides certain services to Solar Capital Partners and Solar Capital Management. In your letter, detail these arrangements.

The Company advises the Staff on a supplemental basis that Magnetar Capital, LLC has agreed to provide certain administrative support services to both Solar Capital Partners, LLC, the Company’s investment adviser, and Solar Capital Management, LLC, the Company’s administrator. Such administrative support services include payroll, information technology, human resources, legal, compliance and back office support, as well as the provision of office supplies and related materials necessary for Solar Capital Partners, LLC and Solar Capital Management, LLC to operate. Each of Solar Capital Partners, LLC and Solar Capital Management, LLC has agreed to reimburse Magnetar Capital, LLC for its allocable portion of the expenses incurred by Magnetar Capital, LLC in providing such administrative support services.

23.	Our board of directors is authorized to reclassify any unissued shares of common stock—The last sentence in this paragraph suggests that the Company may issue convertible preferred shares. Disclose that any such issuance would need to meet the conditions of Section 61 of the 1940 Act, including the requirement for common shareholder approval.

The Company has revised the disclosure set forth in the above-referenced paragraph in the IPO Registration Statement in response to the Staff’s comment. The Company will also make conforming changes to the Resale Registration Statement in response to the Staff’s comment.

24.	Portfolio Composition and Investment Activity—The first paragraph of this section refers to “additional investments in existing portfolio companies”. Provide a list of portfolio companies that were transferred by the selling shareholders to the Company or its predecessor and the value assigned to each, plus a list of subsequent investments in those companies and the source of the assets constituting those subsequent investments.

The Company respectfully refers the Staff to the following table of portfolio investments transferred by the Magnetar Entities to the Company in connection with its initial private placement:

Portfolio Company	Industry	Par Amount	Value(1)
2nd Lien Bank Debt/Senior Secured Loans
Emdeon Business Services L+500 5/19/2014	Business Services	$15,000,000	$15,187,500
Generac Power Systems L+600 5/10/2014	Industrial	15,000,000	15,037,500
Greatwide Logistics Services L+625 6/19/2014	Logistics/Distribution	26,000,000	25,870,000
Oceania Cruise Holdings L+675 11/16/2013	Travel/Leisure	20,000,000	20,187,500

Total Bank Debt/Senior Secured Loans		$76,000,000	$76,282,500

Mary A. Cole, Esq.

January 31, 2008

Portfolio Company	Industry	Par Amount	Value(1)
Subordinated Debt/Corporate Notes
Affinity Group 10.875% 10/15/2012	Specialty Retail	$18,000,000	$18,180,000
Casema Holding E+925 11/17/2016	Cable	12,500,000	13,548,150
CDRV Investors Inc. (VWR International) L+450 12/01/2011	Healthcare	19,000,000	18,715,000
Fleetpride Corp. 11.50% 10/01/2014 144A	Industrial	43,000,000	43,215,000
GNC Parent Corporation L+675 12/01/11	Specialty Retail	25,000,000	25,000,000
Greatwide Logistics Services 13.5% 12/19/2014	Logistics/Distribution	14,000,000	13,930,000
Iglo Birds Eye Frozen Foods E+800 12/08/2016	Consumer Durable	4,200,000	4,277,774
Iglo Birds Eye Frozen Foods L+800 12/08/2016 UK	Consumer Durable	13,100,000	13,053,308
Riverdeep Interactive Learning L+570 12/21/2007	Publishing	25,000,000	25,031,250
Seven Media Group 10.16% 12/12/2013	Media	15,940,000	15,598,575
Seven Media Group 12.00% 12/12/2013	Media	4,300,000	4,209,140
Tri-Star Electronics International 14.00% 8/02/2013	Aerospace	22,500,000	22,500,000
Wastequip 12.00% 2/05/2015	Industrial	15,000,000	15,000,000
Wire Rope Corporation 11.00% 2/08/2015	Industrial	35,000,000	36,050,000

Total Subordinated Debt/Corporate Notes		$266,540,000	$268,308,197

Preferred Equity
RDA Holding Co. (Reader’s Digest)	Publishing	$49,818,182	$49,818,182

Total Preferred Equity		$49,818,182	$49,818,182

Common Equity/Partnership Interests		Shares
Ark Real Estate Partners LP	Real Estate	1,012,000	$950,667
NXP	Technology	944,628	31,057,334
RDA Holding Co. (Reader’s Digest)	Publishing	16,606,061	16,606,061
Company A(2)	Media	4,285,714	3,301,286

Total Common Equity/Partnership Interests			$51,915,348

Total Investments			$446,324,227

(1)	Value was determined as of March 6, 2007 by the Company’s board of directors.

No portfolio investments were transferred to the Company by any investors in Solar Capital LLC other than the Magnetar Entities. In addition, the Company advises the Staff on a supplemental basis that the Company has relied upon the proceeds of its initial private placement and related sale of shares to the Magnetar Entities to fund its investments, including follow-on investments in existing portfolio companies, subsequent to completion of its initial private placement. The Company has made follow-on investments, directly or indirectly, in only two of the above-referenced portfolio companies, Ark Real Estate Partners LP and Affinity Group (through its affiliate, Freedom Roads).

25.	Business—Solar Capital—The last paragraph in this section states that the Magnetar Entities invested cash and securities in the Company. Disclose the amount representing securities and the amount representing cash. Also, explain supplementally the reference to “additional funding commitments” and analyze whether any such commitments involve affiliated transactions under the 1940 Act.

The Company has revised the disclosure set forth in the above-referenced paragraph in the IPO Registration Statement in response to the Staff’s comment. The Company will also make conforming changes to the Resale Registration Statement in response to the Staff’s comment.

Mary A. Cole, Esq.

January 31, 2008

In addition, the Company advises the Staff on a supplemental basis that the reference to “additional funding commitments” refers solely to commitments for additional funding by the Company for existing portfolio companies. Such commitments are generally provided for at the time of the initial investment in a portfolio company, and, where applicable, were transferred by the Magnetar Entities to the Company in connection with the transfer of such investments to the Company. The Magnetar Entities are no longer a party to, and are presently subject to no obligations under, the above-referenced “additional funding commitments.”

26.	Relationship with Magnetar—The third paragraph in this section discusses potential co-investments between the Company and the Magnetar Entities and the amount of investment opportunities that will be offered to the Magnetar Entities. Please clarify that any such terms may be subject to the approval of the SEC when an order is required.

The Company has revised the disclosure set forth in the above-referenced paragraph in the IPO Registration Statement in response to the Staff’s comment. The Company will also make conforming changes to the Resale Registration Statement in response to the Staff’s comment.

27.	Investment Structure—This section refers to “interest-only payments in the early years” and states that “mezzanine loans have maturities of five to ten years” and that “senior secured loans typically provide for deferred interest payments in the first few years of the term of the loan”. Please reconcile this disclosure with the earlier statement that the Company has a three-year exit strategy.

The Company has revised the disclosure set forth in the above-referenced section in the IPO Registration Statement in response to the Staff’s comment. The Company will also make conforming changes to the Resale Registration Statement in response to the Staff’s comment.

28.	Managerial Assistance—This section states that the Company may receive fees for providing managerial assistance. In your letter confirm that the Company retains these fees and that they are not directed to affiliates of the Company or the adviser.

The Company advises the Staff on a supplemental basis that no affiliates of the Company or its investment adviser will receive fees for providing managerial assistance, other than the reimbursement of expenses incurred in connection with providing such managerial assistance on behalf of the Company.

Mary A. Cole, Esq.

January 31, 2008

29.	Management Fee—This paragraph states that the pre-incentive fee net investment income includes accrued income that the Company has not yet received in cash. Disclose that the Company will be paying an incentive fee on interest that may never be received. Also, explain in your letter why the hurdle rate was set at 1.75%.

The Company respectfully refers the Staff to the disclosure set forth in the risk factor entitled “Our incentive fee may induce Solar Capital Partners to pursue speculative investments” included in the IPO Registration Statement and the Resale Registration Statement. Specifically, the second paragraph of the above-referenced risk factor highlights the potential risk that the Company’s investment adviser could favor investments with a deferred interest feature. In addition, the Company advises the Staff on a supplemental basis that the hurdle rate of 1.75% was chosen based upon current market practice among existing externally-managed business development companies.

30.	Management Fee—The second bullet point refers to the “catch-up” provision of the pre-incentive fee. Disclose that the catch-up provision provides an incentive to the adviser to accelerate or defer interest payable by portfolio companies from one calendar quarter to another and this could result in greater fluctuations in timing and amount of dividends paid to shareholders.

The Company respectfully refers the Staff to the disclosure set forth in the risk factor entitled “Our incentive fee may induce Solar Capital Partners to pursue speculative investments” included in the IPO Registration Statement and the Resale Registration Statement. Specifically, the second paragraph of the above-referenced risk factor highlights the potential risk that the Company’s investment adviser could accelerate or defer interest payable by portfolio companies from one calendar quarter to another.

31.	Management Fee—The pre-incentive fee sets up a formula in which the adviser earns 100% of the fee when net investment income fits within the band of 1.75% and 2.1875%. Explain why this formula does not lead to a conflict of interest whereby the adviser may be motivated to switch portfolio companies’ income distributions among calendar quarters. Might not such a formula also provide an inducement for management to take inordinate risks with the capital requirements of portfolio companies over which it exercises control?

The Company respectfully refers the Staff to the disclosure set forth in the risk factor entitled “Our incentive fee may induce Solar Capital Partners to pursue speculative investments” included in the IPO Registration Statement and the Resale Registration Statement. Specifically, the first paragraph of the above-referenced risk factor highlights the potential risk that the Company’s investment adviser could pursue investments on our behalf that are riskier or more speculative that would be the case in the absence of an incentive fee structure. In addition, the second paragraph of the above-referenced risk factor highlights the potential risk that the Company’s investment adviser could accelerate or defer interest payable by portfolio companies from one calendar quarter to another.

Mary A. Cole, Esq.

January 31, 2008

32.	Examples of Incentive Fee Calculation—In your letter, represent to the staff that the Company will include in its periodic reports under the Securities Exchange Act of 1934 the calculations that resulted in the disclosed amounts of incentive fees paid to the adviser.

The Company advises the Staff on a supplemental basis that it intends to include examples of how the investment adviser’s incentive fee is calculated in each of its annual reports on Form 10-K subsequent to completion of its initial public offering. However, the Company does not believe that disclosure of the calculation of the actual incentive fee earned by its investment adviser is required by either Form 10-K or Form 10-Q, or by any applicable provision of the Investment Company Act, Regulation S-K or Regulation S-X. In addition, the Company is not aware of any existing business development company that provides the specific type of disclosure sought by the Staff’s comment. Further, the elements used in calculating the applicable incentive fees paid to the Company’s investment adviser will be readily ascertainable from the Company’s financial statements included in each of its quarterly reports on Form 10-Q and annual reports on Form 10-K.

33.	Administration Agreement—Explain in your letter why it is appropriate for an administration agreement to have other than a simple negligence standard. The disclosure in this section states that the adviser will provide on behalf of the Company managerial assistance to those portfolio companies that request such assistance. Will the adviser be entitled to additional fees for providing this assistance?

The Company advises the Staff on a supplemental basis that it believes that the negligence standard included in its Administration Agreement is consistent with the language set forth in Section 17(i) of the Investment Company Act with respect to indemnification provisions included in investment advisory and underwriting agreements. The Company believes it would not be appropriate to impose a higher negligence standard under its Administration Agreement than would be required with respect to investment advisory and underwriting agreements in accordance with Section 17(i).

In addition, the Company advises the Staff on a supplemental basis that no affiliates of the Company or its investment adviser will receive fees for providing managerial assistance, other than the reimbursement of expenses incurred in connection with providing such managerial assistance on behalf of the Company.

34.	Temporary Investments—Apart from the items enumerated in this section, will any other types of securities comprise the 30% basket of securities that need not be qualifying assets for a BDC?

Mary A. Cole, Esq.

January 31, 2008

The Company advises the Staff on a supplemental basis that the “temporary investments” noted in the above-referenced disclosure are intended to be “qualifying assets” for purposes of Section 55 under the Investment Company Act. In addition, the Company respectfully refers the Staff to the disclosure set forth in the fourth paragraph under “Summary–Solar Capital” in the IPO Registration Statement, which indicates the type of opportunistic investments that the Company may target with its 30% basket.

35.	Determination of Net Asset Value—Disclose how the Company will value its foreign investments and whether it expects to incur difficulties in obtaining information upon which to make its valuations.

The Company has revised the disclosure set forth in the section of the IPO Registration Statement entitled “Determination of Net Asset Value” in response to the Staff’s comment to provide the requested disclosure. The Company will also make conforming changes to the Resale Registration Statement in response to the Staff’s comment.

36.	Plan of Distribution—The third paragraph in this section states that the selling shareholders may enter into hedging and short sales transactions. Please add appropriate risk disclosure.

The Company advises the Staff on a supplemental basis that the selling shareholders will alone bear the risk of loss associated with the above-referenced hedging and short sale transactions. With respect to the Company’s own hedging activities, the Company respectfully refers the Staff to the disclosure set forth in the risk factor entitled “We may expose ourselves to risks if we engage in hedging transactions” included in both the IPO Registration Statement and the Resale Registration Statement.

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact either John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm